Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1.                                                         Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”)
Suite 3510, 181 Bay Street

Toronto, Ontario M5J 2T3

Item 2.                                                         Date of Material Change

February 22, 2017

Item 3.                                                         News Release

A news release was issued by the Company on February 22, 2017 through the facilities of Canada News Wire and was subsequently filed on SEDAR.

Item 4.                                                         Summary of Material Change

On February 22, 2017, the Company announced that it entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and Scotiabank (collectively, the “Underwriters”), pursuant to which they agreed to purchase, on a bought deal basis, 53,600,000 common shares (“Common Shares”) of New Gold at a price of US$2.80 per share (the “Offering”), for aggregate gross proceeds to New Gold of approximately US$150 million.

Item 5.                                                         Full Description of Material Change

On February 22, 2017, the Company announced that it entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and Scotiabank, pursuant to which they agreed to purchase, on a bought deal basis, 53,600,000 Common Shares at a price of US$2.80 per Common Share for aggregate gross proceeds to New Gold of approximately US$150 million.

In addition, New Gold agreed to grant the Underwriters an option to purchase up to an additional 8,040,000 Common Shares at a price of US$2.80 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering (the “Over-Allotment Option”). On February 23, 2017, the Underwriters exercised the Over-Allotment Option and, as a result, the aggregate gross proceeds of the Offering to New Gold will be approximately US$172.6 million.

On February 23, 2017, the Company filed an amended and restated preliminary prospectus with securities regulatory authorities in all provinces and territories of Canada and in the United States with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10.

New Gold intends to use the net proceeds from the Offering to finance the completion of the construction of the Rainy River gold project in Ontario, Canada.

New Gold’s cash and cash equivalents balance and the net proceeds from the sale of New Gold’s gold stream on the El Morro project and the Offering, together with funds available for draw under New Gold’s secured revolving credit facility, are sufficient to complete construction of the Rainy River project based on current cost estimates.

The following directors and officers of New Gold, or associates thereof, have expressed an intention to participate in the Offering on the same terms as other investors, and are expected to purchase up to an aggregate of approximately 571,050 Common Shares, representing less than 1% of the aggregate Common Shares issuable pursuant to the Offering including the exercise of the Over-Allotment Option: David Emerson; James Estey; Vahan Kololian; Martyn Konig; Randall Oliphant; Ian Pearce; Kay Priestly; Raymond Threlkeld; Cory Atiyeh; Lisa Damiani; Brett Gagnon; Barry O’Shea; Brian Penny; Mark Petersen; Hannes Portmann; and Martin Wallace (the “Board and Management Participation”). The Board and Management Participation in the Offering will constitute “related party transactions” as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  However, the Board and Management Participation is not subject to the minority approval and formal valuation requirements under MI 61-101 as neither the fair market value of the Common Shares, nor the fair market value of the consideration for the Common Shares, insofar as it involves interested parties, exceeds 25% of New Gold’s market capitalization. The Company did not file a material change report 21 days prior to the expected closing date of the Offering as the details of the Board and Management Participation in the Offering were not known at that time. The Offering has been unanimously approved by the board of directors of the Company.

The Offering is scheduled to close on or about March 10, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE-MKT and securities regulatory authorities.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being field on a confidential basis.

Item 7.                                                         Omitted Information

No information has been omitted.

Item 8.                                                         Executive Officer

Lisa Damiani, Vice President, General Counsel and Corporate Secretary

(416) 324-6000

Item 9.                                                         Date of Report

March 2, 2017.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward- looking statements in this material change report include, among others, statements with respect to the use of the proceeds of the Offering, the anticipated benefits of the Offering, the completion of the Rainy River project, the sufficiency of funding to complete construction of the Rainy River project and  the ability of the parties to satisfy the conditions of and complete the Offering.

All forward-looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. The forward-looking statements in this material change report are based on certain key assumptions, including without limitation, the assumption that all conditions to closing of the Offering will be satisfied in a timely manner; all regulatory approvals will be obtained, no events will occur requiring the redirecting of the proceeds of the Offering or other sources of funding described herein towards other uses and that the cost estimates for the Rainy River project will be accurate. Certain other material assumptions regarding such forward-looking statements  are discussed in this material change report, New Gold’s annual and quarterly management’s discussion and analysis, its Annual Information Form and its Technical Reports filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: not realizing the potential benefits of the Offering; all regulatory approvals not being obtained; the occurrence of events requiring the redirecting of the proceeds of the Offering or other sources of funding towards other uses; significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.